Codexis, Inc.
200 Penobscot Drive
Redwood City, CA 94063
Tel: 650.421.8100
Fax: 650.421.8102
www.codexis.com

March 25, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-362

Attention: Tracey McKoy

Re:	Codexis, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Filed November 7, 2012

File No. 001-34705

Dear Ms. McKoy:

On behalf of Codexis, Inc. (the “Company”), this letter is being submitted in reference to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to John Nicols, President and Chief Executive Officer of the Company, dated March 8, 2013 (the “Comment Letter”), with respect to the Company’s above-referenced filing.

The Company is working expeditiously to respond to the Staff’s comments while also preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). As Zachary Hale of Latham & Watkins LLP, the Company’s outside counsel, discussed with you by telephone, this letter is to confirm the Staff’s agreement to extend the period of time for the Company to respond to the Comment Letter until April 19, 2013, in order to allow the Company adequate time to prepare a complete response to the Comment Letter while it is also working diligently to complete review of its Form 10-K and to finalize its assessment of the effectiveness of the Company’s internal control over financial reporting. We greatly appreciate the Staff’s agreement to this extension.

Please do not hesitate to contact me at (650) 421-8160 if you have any questions.

Very truly yours,

/s/ Douglas Sheehy
Douglas Sheehy
Senior Vice President and
General Counsel